CUSIP No. 294264 20 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

EpiCept Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

294264 20 5

(CUSIP Number)

December 31, 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 294264 20 5

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Public Equity Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	3.0%
12)	Type of Reporting Person	PN

CUSIP No. 294264 20 5

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 5, 2007 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 -	Ownership.

(a)	Amount Beneficially Owned:

1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)

(b)	Percent of Class:

3.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:

1,475,184 shares of Common Stock (including shares issuable upon exercise of warrants)

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5 -	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 294264 20 5

Item 10 -	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAIN PUBLIC EQUITY PARTNERS, L.P.
By:	Domain Public Equity Associates , L.L.C., General Partner
By:	Domain Associates, L.L.C., Managing Member
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 23, 2008